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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Unisys Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

909214108

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	32,322,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	32,322,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	32,322,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	32,322,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	32,322,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	32,322,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...Clay B. Lifflander I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	0*
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN
* See Item 5.

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The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned (as the same has previously been amended, the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 27, 2006 (the "Original Statement").

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

Clay B. Lifflander is hereby added as a Reporting Person to the Schedule 13D.

Clay B. Lifflander (“Mr. Lifflander”) is a nominee of MMI Investments to be appointed to the Board of Directors of the Issuer pursuant to the Governance and Cooperation Agreement (as described and defined in Item 4) and his principal occupation is serving as President of MMI Investments. The principal business address of Mr. Lifflander is c/o MMI Investments, L.P., 1370 Avenue of the Americas, New York, New York 10019. Mr. Lifflander is a citizen of the United States of America.

During the last five years, Mr. Lifflander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The total purchase price of 32,322,000 shares of Common Stock (the "Shares") owned by MMI Investments was $231,998,313; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On May 20, 2008, the Issuer on the one hand and each of the Reporting Persons and Charles B. McQuade (“Mr. McQuade”) on the other hand entered into a Governance and Cooperation Agreement (the “Governance and Cooperation Agreement”). Pursuant to the terms of the Governance and Cooperation Agreement, among other things, the Issuer agreed to (i) immediately appoint Mr. Lifflander to the class of directors to serve until the Issuer’s 2008 annual meeting of stockholders (the “2008 Annual Meeting”) and to nominate and recommend Mr. Lifflander for reelection to the Board at the 2008 Annual Meeting to serve for a term of three years expiring at the Issuer’s 2011 annual meeting of stockholders, (ii) immediately appoint Mr. McQuade to the class of directors to serve for a term expiring at the Issuer’s 2010 annual meeting of stockholders and (iii) increase the size of the Board from eleven to thirteen directors to accommodate the appointments of Messrs. Lifflander and McQuade; provided. The Issuer also agreed not to increase the size of the Board in excess of thirteen directors while Mr. Lifflander remained on the Board.

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Following the 2008 Annual Meeting, the Issuer agreed that if Mr. Lifflander is not elected to the Board at the 2008 Annual Meeting, to promptly appoint to the Board to serve until the 2009 Annual Meeting a replacement nominee selected by the Reporting Persons and Mr. McQuade, subject to a determination by the Board’s Nominating & Governance Committee that such individual is qualified, which may not be unreasonably withheld, and to nominate such replacement nominee for election to the Board at the 2009 Annual Meeting. The Issuer further agreed that following the 2008 Annual Meeting, the Board will appoint Mr. McQuade to the Board’s Compensation Committee and Finance Committee and Mr. Lifflander to the Board’s Finance Committee and Nominating and Governance Committee.

Pursuant to the terms of the Governance and Cooperation Agreement, MMI Investments agreed that at any meeting of the Issuer’s stockholders taking place while Mr. Lifflander (or his replacement) is on the Board, it and its affiliates will vote all shares of Common Stock they are entitled to vote as of the record date for such meeting of stockholders (i) in favor of each director nominated or recommended by the Board for election at such meeting and (ii) against any stockholder nominations for director which are not approved and recommended by the Board for election at such meeting.

Under the Governance and Cooperation Agreement, during a period commencing upon execution of the Governance and Cooperation Agreement and ending on the later of (a) the date Mr. Lifflander (or his replacement) shall cease to be a director of the Issuer and (b) September 15, 2008, the Reporting Persons and Mr. McQuade will not, and will cause each of their respective affiliates not to take certain specified actions, including any of the following (i) acquire, directly or indirectly, any voting securities of the Issuer if, after giving effect to such acquisition, the Reporting Persons and Mr. McQuade would have any ownership interest in more than 20% of the Common Stock, (ii) sell, offer or agree to sell, directly or indirectly the voting securities of the Issuer to any third party which would result in such third party having an ownership interest in more than 10% of the Common Stock, (iii) engage, or in any way participate, directly or indirectly, in any solicitation of proxies or consents in any “election contest” with respect to the Issuer’s directors, (iv) form or join any group with respect to the Issuer’s voting securities, or (v) seek, alone or in concert with others, to call a meeting of, or solicit consents from stockholders of the Issuer, to obtain representation on the Board or effect the removal of any member of the Board, or to amend any provision of the Issuer’s certificate of incorporation or bylaws, (v) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in: (1) any acquisition of more than 15% of any securities, material assets or business of the Issuer or any of its subsidiaries, (2) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving more than 15% of any of the voting securities or any of the material assets or businesses of the Issuer or any of its subsidiaries, or (3) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries or any material portion of its or their businesses.

The foregoing description of the Governance and Cooperation Agreement is not complete and is qualified in its entirety by reference to its full text. A copy of the Governance and Cooperation is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

 (a)-(b)    Based on 356,253,335 shares of Common Stock outstanding as of March 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2008, the Shares owned by MMI Investments represent approximately 9.1% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. MCM does not directly own any Common Stock. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares. Mr. Lifflander does not directly own any Common Stock. However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned MMI Investments. Mr. Lifflander disclaims beneficial ownership of such Shares.

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                Except as described above, as of the date hereof, to MMI Investments' and MCM's knowledge, none of the persons listed on Schedule I to the Original Statement, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        During the past 60 days, MMI Investments made the following transactions with respect to the Common Stock: April 28, 2008, sold 846,000 shares at a price per share of $4.97; April 29, 2008, sold 1,469,000 shares at a price per share of $4.74; and April 30, 2008, sold 150,000 at a price per share of $4.52. All of such transactions were effected in the open market. Neither MCM nor Mr. Lifflander has entered into any transactions with respect to the Common Stock during the past 60 days.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On May 20, 2008, the Issuer, the Reporting Persons and Mr. McQuade entered into the Governance and Cooperation Agreement as discussed in further detail in Item 4.

 On May 21, 2008, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits:

99.1    Governance and Cooperation Agreement, dated as of May 20, 2008, by and among Unisys Corporation, MMI Investments, L.P., MCM Capital Management, LLC, Clay B. Lifflander and Charles B. McQuade.

99.2    Joint Filing Agreement, dated as of May 21, 2008, by and among MMI Investments, L.P., MCM Capital Management, LLC and Clay B. Lifflander.

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SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief each of, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

      Date: May 21, 2008

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

      /s/ CLAY B. LIFFLANDER
       Clay B. Lifflander

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EXHIBIT INDEX

99.1	Governance and Cooperation Agreement, dated as of May 20, 2008, by and among Unisys Corporation, MMI Investments, L.P., MCM Capital Management, LLC, Clay B. Lifflander and Charles B. McQuade.
99.2	Joint Filing Agreement, dated as of May 21, 2008, by and among MMI Investments, L.P., MCM Capital Management, LLC and Clay B. Lifflander.

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